17009430

ISSION

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

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ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC FILE NUMBER
8-43278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Miseo 212-224-1879
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities LLC, as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

William Rose
Chairman and Chief
Executive Officer

Notary Public

YESENIA GONZALEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GO6257031
Qualified in New York County
Commission Expires March 5, 2020

MUTUAL OF AMERICA SECURITIES LLC

(A Wholly Owned Subsidiary of Mutual of America Holding Company, LLC., which is a wholly owned subsidiary of Mutual of America Life Insurance Company)

Financial Statements and Supplemental Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations and Comprehensive Income.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Equity.
- □ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
Mutual of America Securities LLC:

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (a Delaware Limited Liability Corporation and a wholly-owned subsidiary of Mutual of America Holding Company LLC, which is a wholly-owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2016, and the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 28, 2017

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS:		
Cash and cash equivalents	$	245,063
Money market investment		1,449,938
Deferred income taxes		41
Due from affiliates		33,103
Other assets		4,651
Total assets	$	1,732,796

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
General expenses and other liabilities	$	10,500
Due to affiliates		46,413
Total liabilities		56,913
MEMBER'S EQUITY:		
Member's' capital		11,484,677
Accumulated Member's deficit		(6,808,844)
Return Of Capital		(3,000,000)
Accumulated other comprehensive (loss) income		50
Total member's equity		1,675,883
Total liabilities and member's equity	$	1,732,796

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

INCOME:	
Fee revenue	$ 816,098
Investment income	6,847
Total income	822,945
EXPENSES:	
Salaries and benefits	$ 509,414
Regulatory and audit fees	230,399
Marketing, communications, and other	56,072
Corporate service charge	20,193
Licenses and fees	20
Total expenses	816,098
Gain before realized capital loss and net income tax expense	6,847
Net realized capital (loss)/gain	(15)
Net income tax (expense)	(2,405)
Net Income	$ 4,427
Comprehensive Income	
Net income	$ 4,427
Unrealized gain (loss), on securities arising during the year	$ 262
Income tax (expense) gain on unrealized gain/loss	(92)
Other comprehensive income (loss)	170
Total Comprehensive Income	$ 4,597

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Capital	Accumulated Member's Deficit	Accumulated Comprehensive Income	Total Member's Equity
Balance, December 31 2015	$ 11,484,677	$ (6,813,271)	$ (120)	$ 4,671,286
Return of Capital	(3,000,000)	-		(3,000,000)
Net Income	-	4,427	-	4,427
Unrealized gains (losses) net of Taxes	-	-	170	170
Balance, December 31 2016	$ 8,484,677	$ (6,808,844)	$ 50	$ 1,675,883

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,427
Reconciliation of net income to net cash used in operating activities-		
Change in due from affiliates		(1,892)
Change in due to affiliates		32,500
Change in deferred income taxes		92
Net cash provided by operating activities		35,127
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from money market investment sold		3,000,000
Cost of money market investment purchased		(6,924)
Net cash provided by investing activities		2,993,076
CASH FLOWS FROM FINANCING ACTIVITY:		
Return Of Capital To Member		(3,000,000)
Net cash (used in) financing activities		(3,000,000)
Net increase in cash and cash equivalents		28,203
CASH AND CASH EQUIVALENTS, beginning of year		216,860
CASH AND CASH EQUIVALENTS, end of year	$	245,063

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC. (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. The Company acts as the sole distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's customers are limited to Mutual of America, its affiliates and its sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in other comprehensive income.

Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2016 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Money Market Fund is considered Level 1. There were no transfers between levels during 2016.

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management LLC ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as broker dealer for the Mutual of America Institutional Funds. Revenue is recognized as costs are incurred throughout the year.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2016. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,526,592, which was $1,501,592 in excess of its required net capital. The Company had aggregate indebtedness of $56,913 at December 31, 2016; the ratio of aggregate indebtedness to net capital was .0373 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer which clears all customers' transactions on a fully disclosed basis with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company (LLC) and as such is treated as a disregarded entity of Mutual of America for federal income tax purposes. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

The Company and its owner, Mutual of America, recognize income taxes in their respective financial statements based on a separate company allocation method. The Company has a tax sharing agreement Mutual of America whereby it is responsible for payment of taxes to Mutual of America based on a separate company allocation method. It therefore allocates tax results to these financial statements based on the asset and liability method as prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes* (ASC 740) as if it were a division of Mutual of America.

The components of income tax expense for the year 2016 are as follows:

		2016
Federal income tax expense, current	$	2,384
State and local income tax expense, current		21
Total income tax expense	$	2,405

A reconciliation between federal income taxes and the total tax expense as shown on the statement of operations is as follows:

		2016
Federal income tax at statutory rate	$	2,391
State income tax-net of federal tax benefit		14
Total income tax expense, as reported	$	2,405

The Company's deferred tax asset at December 31, 2016 consists of:

		2016
Deferred Tax Asset:		
Unrealized Loss	$	41
Net Deferred Tax Asset	$	41

Management believes it is more likely than not that the deferred tax asset will be realized.

The federal income tax return of the Parent for the short period of January 1, 2014 through March 31, 2014 remains subject to audit by the IRS. The Company's financial results for the short period of April 1, 2014 through December 31, 2014, and calendar years 2015 and 2016 which are included in Mutual of America's federal income tax return, also remain subject to audit by the IRS.

GAAP requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. During 2016, such costs were $577 thousand and include $509 thousand of salary and benefit costs.

Intercompany balances are settled on a monthly basis, which results in an open due from and/or due to affiliates at December 31. During 2016, the Company returned $3,000,000 of capital to the Parent.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2017, the date the financial statements were issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2016

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,675,883	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			1,675,883	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,675,883	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 37,795	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	10,000	3610	(47,795)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 1,628,088	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	101,496	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(101,496)	3740
10.	Net Capital			$ 1,526,592	3750

OMIT PENNIES

Note: No material differences exist between this Computation of Net Capital and the corresponding computation included in the Company's December 31, 2016 unaudited Form X-17A-5 Part IIA filing dated January 26, 2017

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2016

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)			$	3,794	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	25,000	3760
14.	Excess net capital (line 10 less 13)			$	1,501,592	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$	1,496,592	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	56,913	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$				
	C. Other unrecorded amounts (List)	$	3810			3830
19.	Total aggregate indebtedness		3820	$	56,913	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			%	3.73	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of the greater of:	$	N/A	
	A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities LLC December 31, 2016

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1)Limited business (mutual funds and/or variable annunities only)	X	4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ______ 4335		4570
D. (k)(3)-Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of proposed withdrawal or Accrual See below for code to enter		Name of lender or contributer		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)	
	4600		4601		4602		4603			4605
	4610		4611		4612		4613			4615
	4620		4621		4622		4623			4625
	4630		4631		4632		4633			4635
	4640		4641		4642		4643			4645

Total $ N/A 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS

1. Equity Capital
2. Subordinated Liabilities
3. Accruals

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	as of	December 31, 2016

Computations for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3

Mutual of America Securities LLC is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in (k)(1) of SEC Rule 15c3-3 (the exemption provision). Mutual of America Securities LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the most recent fiscal year without exception

See accompanying report of independent registered public accounting firm.

SCHEDULE IV

MUTUAL OF AMERICA SECURITIES LLC

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2016

Due from affiliates	$	33,103
Deferred income taxes		41
Other assets		4,651
Total nonallowable assets	$	37,795

See accompanying report of independent registered public accounting firm.

MUTUAL OF AMERICA
SECURITIES LLC

DISTRIBUTOR OF MUTUAL OF AMERICA
INSTITUTIONAL FUNDS, INC.

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1879
212 224 2537 FAX

CHRISTOPHER M. MISEO CPA
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

February 27, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Mutual of America Securities LLC
Audited Financial Statements 12/31/16

To Whom It May Concern:

Enclosed please find two (2) copies of audited financial statements for fiscal year 2016 along with SEC Form X-17A-5 for Mutual of America Securities LLC, which is a registered broker-dealer.

Please acknowledge receipt of this letter by date stamping the enclosed copy and returning it in the self-addressed envelope provided herein.

Sincerely,

CMM/as

Enclosures